EXHIBIT 4.83
UNDERWRITING AGREEMENT
between
DRDGOLD LIMITED
and
THE PERSONS REFERRED TO IN SCHEDULE 1 HERETO
and
BAKER STEEL CAPITAL MANAGERS LLP

TABLE OF CONTENTS
1.
DEFINITIONS AND INTERPRETATION ..................................................................... 4
2.
RESOLUTIVE CONDITIONS...................................................................................... 8
3.
SUBSCRIPTION....................................................................................................... 9
4.
CLAW-BACK OFFER ...............................................................................................10
5.
ALLOTMENT AND ISSUE ........................................................................................11
6.
COMMUNICATIONS ................................................................................................12
7.
UNDERWRITING COMMISSION ...............................................................................12
8.
WARRANTIES .........................................................................................................13
9.
INDEMNITY..............................................................................................................13
10.
UNDERTAKINGS BY DRDGOLD ...............................................................................14
11.
BREACH ..................................................................................................................15
12.
ADDRESSES FOR LEGAL PROCESSES AND NOTICES.............................................16
13.
GENERAL ................................................................................................................17
14.
COSTS ................................................................................................................... 21
Schedule 1:
LIST OF UNDERWRITERS
Schedule 2:
WARRANTIES GIVEN BY DRDGOLD
Schedule 3:
WARRANTIES GIVEN BY THE UNDERWRITERS AND BSCM

UNDERWRITING AGREEMENT
between
DRDGOLD LIMITED
(a company duly incorporated in accordance with the laws of
the Republic of South Africa under registration number 1895/000926/06)
(“DRDGOLD”)
and
THE PERSONS REFERRED TO IN SCHEDULE 1 HERETO
(herein represented by BSCM as their duly authorised agent)
(“the Underwriters”)
and
BAKER STEEL CAPITAL MANAGERS LLP
(an entity incorporated as a limited liability partnership in accordance with the laws of
England under registration number OC 301191)
(“BSCM”)

PREAMBLE:
A. DRDGOLD wishes to raise capital through the issue of new shares.
B. The Underwriters have agreed to subscribe for the Offer Shares on the basis that the
Offer Shares will be provisionally allotted to them, but that DRDGOLD will also offer such Offer Shares to its existing shareholders in proportion to their shareholdings in terms of a Claw-back Offer, together with the right to renounce this offer in favour of third parties, and will only finally allot and issue to the Underwriters such number of the Offer Shares as are not allotted and issued pursuant to the Claw-back Offer.
C. BSCM is the duly authorised agent of the Underwriters.
D. Accordingly, the Parties wish to enter into this Agreement to set out the terms and conditions of the transaction referred to in paragraph B above.
THE PARTIES AGREE AS FOLLOWS:
1.
DEFINITIONS AND INTERPRETATION
1.1 In this Agreement and the preamble above, the following words and phrases shall have the following meanings, unless the context indicates otherwise:
1.1.1 “the Act”
means the Companies Act, Act 61 of 1973, as
amended, of the Republic of South Africa;
1.1.2 “this Agreement”
means this Underwriting Agreement, including
all of its Schedules;
1.1.3 “Business Day”
means any day other than a Saturday, Sunday
or statutory holiday in the Republic of South
Africa;
1.1.4 “Circular”
means the circular which will be required in
terms of the Listings Requirements of the JSE
to be posted to the Shareholders in connection
with the Claw-back Offer;
1.1.5 “Claw-back Offer” means the rights offer referred to in clause 4;

1.1.6 “JSE”
means the JSE Securities Exchange South
Africa;
1.1.7 “Offer Shares”
means 15 804 116 ordinary no par value
shares in the authorised but unissued share
capital of DRDGOLD;
1.1.8 “Offer Price” means the price of R5.50 per Offer Share;
1.1.9 “Parties”
means the parties to this Agreement, and
“Party” shall mean any of them, as the context
may require;
1.1.10 “Shareholders”
means all of the registered holders of ordinary
shares in the issued share capital of
DRDGOLD; and
1.1.11 “Signature Date”
means the date of signature of this Agreement
by the Party last signing it.
1.2 General Interpretation
For the purposes of this Agreement the following rules of construction shall apply, unless the context requires otherwise:
1.2.1 the singular shall include the plural and vice versa;
1.2.2 a reference to any gender, whether masculine, feminine or neuter, includes the other two;
1.2.3 any reference to a person includes, without being limited to, any individual, body corporate, unincorporated association or other entity recognised under any law as having a separate legal existence or personality;
1.2.4 the Schedules form an integral part of this Agreement and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such Schedules. To the extent that there is any conflict between the Schedules to this

Agreement and the provisions of this Agreement, the provisions of this
Agreement shall prevail;
1.2.5
if any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in this interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement;
1.2.6
references to a statutory provision include any subordinate legislation made from time to time under that provision and references to a statutory provision include that provision as from time to time modified or re-enacted as far as such modification or re-enactment applies, or is capable of applying, to this Agreement or any transaction entered into in accordance with this Agreement;
1.2.7
a “law” shall be construed as any law (including common law), statute, constitution, decree, judgment, treaty, regulation, directive, by-law, order or any other legislative measure or enactment of any
government, local government, statutory or regulatory body or court and shall be deemed to include the rules and other requirements of any applicable stock exchange;
1.2.8
references in this Agreement to “clauses” and “Schedules” are to clauses of, and schedules to, this Agreement;
1.2.9
any reference in this Agreement to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or that other agreement, document or instrument as amended, varied, restated, novated or substituted from time to time;
1.2.10
any word and expression defined in any part or clause of this
Agreement other than in this clause 1 shall, unless the application of the word or expression is specifically limited to that section or clause in question, bear the meaning ascribed to the word or expression throughout this Agreement;

1.2.11
unless otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a Business Day, the next succeeding Business Day;
1.2.12
days and dates referred to in this Agreement are days and dates in the
Republic of South Africa;
1.2.13
save to the extent expressly provided for, no provision of this
Agreement constitutes a stipulation for the benefit of any person who is not a Party;
1.2.14
where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail; and
1.2.15
if any word or term is not defined in this Agreement but is defined in the Act, that word or term shall bear the definition assigned to it in the
Act.
1.3
Specific Rules of Interpretation
1.3.1
The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the principles of eiusdem generis and noscitur a sociis shall not be applied in the interpretation of this Agreement.
1.3.2
The terms of this Agreement have been negotiated and shall not be interpreted or construed to the disadvantage of a Party because that
Party was responsible for or participated in the preparation of this
Agreement (or any part of it) and the contra proferentem rule shall not be applied in the interpretation of this Agreement.

1.4
Headings and Sub-headings
All the headings and sub-headings in this Agreement are for convenience only and are not to be taken into account for the purposes of interpreting it.
2.
RESOLUTIVE CONDITIONS
2.1
Subject to clause 2.2, this Agreement shall take effect on the Signature Date but, save for the provisions of this clause 2 and clauses 1, 11, 12 and 13, shall fall away and be of no further force and effect if, by 31 May 2005, or such later date as DRDGOLD and BSCM may agree in writing prior to 31 May 2005, any one of the following resolutive conditions is fulfilled:
2.1.1
any documentation in respect of this Agreement and the Claw Back
Offer which requires approval in terms of the Listings Requirements of the JSE is not duly approved by the JSE, or the JSE does not agree to list the Offer Shares;
2.1.2
any approvals and consents necessary to offer the Offer Shares for subscription within the United States of America have not been obtained;
2.1.3
any other regulatory approvals, including without limitation that of the
South African Reserve Bank, necessary to implement this Agreement have not been obtained;
2.1.4
any documentation which is required to be registered by the Registrar of Companies in terms of the Act has not been duly registered; or
2.1.5
any statement which is required to be lodged with and registered by the Registrar of Companies in terms of section 80(1)(c)(ii) of the Act in respect of any payment to be made in terms of this Agreement has not been so lodged or registered.

2.2
The condition contained in clause 2.1.2 is stipulated for the benefit of
DRDGOLD alone and may accordingly be waived by it by written notice to that effect given to BSCM on or before 31 May 2005 or any later date as may be agreed between DRD and BSCM in terms of clause 2.1.
2.3
If this Agreement is terminated in accordance with the provisions of clause
2.1, then, subject to the provisions of clause 2.5, no Party shall have any claim against any other Party pursuant to the fulfilment of any of the conditions.
2.4
DRDGOLD shall use reasonable endeavours to ensure that the resolutive conditions referred to in clause 2.1 are not fulfilled. However, DRDGOLD shall not be obliged to institute any appeal or review proceedings whatsoever to ensure the non-fulfilment of those resolutive conditions.
2.5
If this Agreement is terminated in accordance with clause 2.1 or cancelled in accordance with clause 11.1:
2.5.1
DRDGOLD shall forthwith pay to the Underwriters any amounts paid to it by the Underwriters in terms of clause 3 by electronic transfer to the accounts notified in writing by BSCM to DRDGOLD.
2.5.2
Each of the Underwriters shall forthwith pay to DRDGOLD any
amounts paid to it by DRDGOLD in terms of clause 7 by electronic transfer to the account referred to in clause 3.
2.6
No Party may apply the principle of set-off without the prior written consent of each of the other Parties.
2.7
Each Party shall sign all such documents and do everything else that may reasonably be required of it by the other Parties to ensure the non-fulfilment of the resolutive conditions referred to in clause 2.1, and all of the Parties shall co-operate with each other in all respects to that end.
3.
SUBSCRIPTION

3.1
Each of the Underwriters hereby severally agrees to subscribe for that number of Offer Shares set out adjacent to its name in Schedule 1 upon the terms of this Agreement.
3.2
The subscription price for the shares subscribed for shall be the Offer Price, payable as to 94% thereof (“the first payment”) within 2 (two) Business Days after the Signature Date and the balance on the date on which the Claw-back
Offer closes for acceptances in terms of the Circular.
3.3
Against receipt of the first payment for the number of Offer Shares subscribed for by an Underwriter, DRDGOLD shall provisionally allot that number of Offer
Shares to the Underwriter concerned, and shall furnish to BSCM a certified copy of the resolution of DRDGOLD’s Board of Directors authorizing such provisional allotment.
3.4
The payments referred to in this clause 3 shall be made by electronic funds transfer to the following account:
Name: DRDGOLD Limited
Bank: The Standard Bank of South Africa Limited
Branch: Johannesburg
Branch code: 0205
Account number: 000 042 463
4.
CLAW-BACK OFFER
DRDGOLD shall execute all such documents and do everything else (including using reasonable endeavours to obtain all necessary consents in connection therewith) as may be reasonably required to extend a renounceable rights offer to all of the
Shareholders on the terms set out in this clause 4.
4.1
Each Shareholder shall be offered the right to subscribe for 6 (six) of the Offer
Shares at the Offer Price for every 100 ordinary shares in DRDGOLD held by that Shareholder.

4.2
Each Shareholder shall be entitled to renounce its right to subscribe to anyone else.
4.3
The rights offer shall be expressed and contained in the Circular, which shall be posted to the Shareholders without undue delay after DRDGOLD has received all the necessary regulatory approvals to proceed with the rights offer.
4.4
The Circular may contain provisions to the effect that the rights offer is not made within any particular jurisdiction or that Shareholders within any particular jurisdiction may not accept the rights offer.
4.5
The rights offer shall contain such other terms and conditions as DRDGOLD may require, provided that these terms and conditions shall not vitiate the provisions of clauses 4.1, 4.2, 4.3 and 4.4.
5.
ALLOTMENT AND ISSUE
The events set out in this clause 5 shall occur within 7 (seven) days of the date on which the Claw-back Offer closes for acceptances in terms of the Circular:
5.1
DRDGOLD shall allot and issue that number of the Offer Shares subscribed and paid for pursuant to the Claw-back Offer, and shall ensure that all amounts received in respect of such subscriptions are held separately from all other funds of DRDGOLD in a bank account established solely for such purpose, and that such subscription amounts are to be held to the order of the
Underwriters and used first in satisfying in full DRDGOLD’s payment obligations under clause 5.3 below.
5.2
DRDGOLD shall allot and issue to the Underwriters, in the proportions set out in Schedule 1, that number of the Offer Shares which have not been subscribed and paid for pursuant to the Claw-back Offer. If the implementation of this clause 5.2 results in any of the Underwriters becoming entitled to be allotted and issued with a fraction of a share, DRDGOLD shall be entitled to make such adjustments to the number of shares to be allotted and issued to the Underwriters in terms of this clause 5.2 as may be equitable in the circumstances and necessary to eliminate such fraction.
5.3
DRDGOLD shall pay, by electronic transfer to the accounts notified in writing by BSCM to DRDGOLD, to each Underwriter an amount equal to the product of the Offer Price and the difference between the number of shares subscribed for by that Underwriter in terms of clause 3 and the number of shares issued to it in terms of clause 5.2.
5.4
In the event that allotment and issue in terms of this clause 5 has not occurred by 22 August 2005 the underwriting obligations of the Underwriters shall terminate, and all amounts paid by the Underwriters in terms of clause 3 shall be repaid by DRDGOLD to the Underwriters mutatis mutandis in accordance with clause 5.3 and shall immediately be due.
6.
COMMUNICATIONS
6.1
DRDGOLD shall, within a reasonable time after receiving a request from
BSCM, inform BSCM of the number of Offer Shares which have been subscribed and paid for pursuant to the Claw-back Offer insofar as such information is known to DRDGOLD. DRDGOLD shall use reasonable endeavours to ensure the accuracy of the information given to BSCM but shall not otherwise be bound to ensure the correctness thereof.
6.2
DRDGOLD shall inform BSCM of the total number of shares which are subscribed for pursuant to the Claw-back Offer as soon as practicable after that number becomes known to DRDGOLD.
6.3
BSCM shall be entitled to make the requests referred to in clause 6.1 from time to time, but not so frequently as may be unreasonable.
7.
UNDERWRITING COMMISSION
7.1
In consideration of each Underwriter subscribing for shares in terms of clause
3, DRDGOLD shall, on the date on which the Claw-back Offer closes for acceptances in terms of the Circular, pay to each Underwriter a commission of an amount equal to 6% of the amount payable by that Underwriter in terms of clause 3.
7.2
In the event that the Offer Shares are not allotted and issued, whether under the Claw-back Offer or to the Underwriter pursuant to clause 5 on or before 12
July 2005, DRDGOLD shall for each seven day period commencing at 12.01
a.m. on the next following day, pay each Underwriter a further commission of an amount equal to 0.25% of the amount payable by that Underwriter in terms of clause 3, in each case within 5 (five) Business Days of the end of the relevant seven day period, but so that the total further commission payable under this clause 7.2 shall not amount in aggregate to more than 0.75% of the amount payable by that Underwriter in terms of clause 3.
8.
WARRANTIES
8.1
DRDGOLD hereby gives the Underwriters the warranties contained in
Schedule 2.
8.2
The Underwriters and BSCM hereby severally give DRDGOLD the warranties contained in Schedule 3.
9.
INDEMNITY
DRDGOLD hereby indemnifies each of the Underwriters and BSCM against all claims of any nature whatsoever made against the Underwriters or BSCM in any jurisdiction in which the Claw-back Offer is made, which arise out of this Agreement including
(without limitation) any claim resulting from any loss, damage, liability, cost, charge or expense incurred by BSCM or any of the Underwriters as a result of investigating, preparing, disputing, defending or settling any actual or potential claim or mitigating any loss on its part and, in particular, any claims:
9.1
which arise out of the inclusion of any untrue information in, or the omission of any required information from, the Circular;

9.2
which arise directly out of the carrying out by or on behalf of BSCM or any of the Underwriters of that party’s obligations under or in connection with this
Agreement, save for those which arise from the breach by any of the
Underwriters of any law or contract;
9.3
which arise out of an actual breach by DRDGOLD of any provision of this
Agreement;
9.4
which arise out of the failure or alleged failure by DRDGOLD to comply with all applicable laws and regulations in any jurisdiction in which the Claw-back
Offer is made in relation to the Claw-back Offer; or
9.5
which arise in any other connection with the Claw-back Offer, save for those which arise from the breach by any of the Underwriters of any law or contract.
10.
UNDERTAKINGS BY DRDGOLD
DRDGOLD hereby undertakes that it will not, without the prior written consent of
BSCM (which consent shall not be unreasonably withheld or delayed), in the 6 (six)
months following the Signature Date:
10.1
issue in the aggregate such number of ordinary shares as exceeds 5% (five per cent) of the total number of shares in the issued share capital of
DRDGOLD as at the Signature Date, provided that:
10.1.1
this provision shall not apply to any shares which are to be issued in terms of any other agreement entered into by DRDGOLD with BSCM or any of the Underwriters, nor shall such shares be reckoned for the purposes of determining the aggregate number of ordinary shares which are issued during this period;
10.1.2
this provision shall not apply to any shares which are to be issued under the DRDGOLD Share Option Scheme or issued pursuant to the exercise of options granted in terms thereof, nor shall such shares be reckoned for purposes of determining the aggregate number of ordinary shares which are issued during this period; and
10.1.3
this provision shall not apply to any shares which are to be issued as repayment under any contract of loan or other debt facility entered into prior to the Signature Date, nor shall such shares be reckoned for purposes of determining the aggregate number of ordinary shares which are issued during this period;
10.2
borrow, in the aggregate, more than 5% (five per cent) of the value of its market capitalisation at the time at which such borrowing is to be made, which borrowings shall be calculated with the exclusion of DRDGOLD’s current debt facilities of US$50 000 000 (fifty million United States Dollars).
11.
BREACH
11.1
If any of the Underwriters breaches any of the provisions of clause ?3 and fails to remedy such breach within 2 (two) days after receiving written demand from
DRDGOLD to do so, DRDGOLD shall be entitled to cancel this Agreement on written notice to BSCM (such that the provisions of clause 2.5 shall take effect).
11.2
Subject to the provisions of clause 11.1, if any Party (“the defaulting Party”)
commits any breach of this Agreement, then no other Party shall be entitled to cancel it unless the breach is material and goes to the root of the contract and cannot be remedied adequately by the payment of damages and, being such a breach, it is not remedied or is not capable of being remedied by specific performance within a reasonable time (which shall not be less than 30 (thirty)
days) after the defaulting Party receives written notice from any other Party to remedy the breach.
11.3
The respective remedies of the Parties in terms of this clause 11 shall not be exhaustive and shall be in addition and without prejudice to any other remedies they may have under or in consequence of this Agreement.

12.
ADDRESSES FOR LEGAL PROCESSES AND NOTICES
12.1 The Parties choose for the purposes of this Agreement the following addresses, telefax numbers and email addresses:
12.1.1 BSCM and each of the Underwriters:
Kingsbury House
15-17 King Street
London SW1Y 6QU
United Kingdom
Fax: +44207 389 8222
12.1.2 DRDGOLD:
45 Empire Road
Parktown
Johannesburg
South Africa
2193

Fax: +27-11-482 1022
12.2 Any legal process to be served on a Party may be served on it at the address specified for it in clause 12.1 and the Parties choose that address as their domicilium citandi et executandi for all purposes under this Agreement.
12.3 Any notice or other communication to be given to the Parties in terms of this
Agreement shall be valid and effective only if it is given in writing, provided that any notice given by telefax or email shall be regarded for this purpose as having been given in writing.
12.4 A notice to a Party which is sent by registered post in a correctly addressed envelope to the address specified for it in clause 12.1 shall be deemed to have been received (unless the contrary is proved) within 14 (fourteen) days from the date it was posted, or which is delivered to the Party by hand at that address shall be deemed to have been received on the day of delivery,

provided it was delivered to a responsible person during ordinary business hours.
12.5
Each notice by telefax or email to a Party at the telefax number or email address specified for it in clause 12.1 shall be deemed to have been received
(unless the contrary is proved) within 4 (four) hours of transmission if it is transmitted during normal business hours of the receiving Party or within 4
(four) hours of the beginning of the next Business Day at the destination after it is transmitted, if it is transmitted outside those business hours.
12.6
Notwithstanding anything to the contrary in this clause 12, a written notice or other communication actually received by a Party shall be adequate written notice or communication to it notwithstanding that the notice was not sent to or delivered at its chosen address.
12.7
A Party may by written notice to the other Party change its address, telefax number or email address for the purposes of clause 12.1 to any other address
(other than a post office box number), telefax number or email address, provided that the change shall become effective on the seventh day after the receipt of the notice.
13.
GENERAL
13.1
Severance
If any provision of this Agreement, which is not material to its efficacy as a whole, is rendered void, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the Parties shall endeavour in good faith to agree to an alternative provision to the void, illegal or unenforceable provision.

13.2
Survival of Rights, Duties and Obligations
Termination of this Agreement for any cause shall not release a Party from any liability which at the time of termination has already accrued to such Party or which thereafter may accrue in respect of any act or omission prior to such termination.
13.3
Whole Agreement
This Agreement (together with any documents referred to in this Agreement)
supersedes any previous agreement between the Parties in relation to the matters dealt with in this Agreement and represents the entire understanding between the Parties in relation to the matters dealt with in this Agreement.
13.4
Waiver and Forbearance
The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to another Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach.
13.5
Non Variation
Save as otherwise expressly provided no agreement to amend, add to or otherwise vary or waive any provisions of this Agreement or to cancel or terminate it shall be effective unless made in writing and duly signed by the
Parties or on their behalf by their duly authorised agents.
13.6
Assignment
13.6.1
Save as otherwise expressly provided in this Agreement, and more particularly in clause 13.6.2, no Party may cede or delegate any of its rights or obligations hereunder without the prior written consent of the other Parties.

13.6.2
Notwithstanding clause 13.6.1, any Underwriter may cede and
delegate, in whole or in part, any of its rights and obligations to any one or more of the other Underwriters, subject only to prior written notification to all the other Parties and to the rights ceded and obligations delegated being dealt with as indivisible from each other, so that no right may be ceded without delegation of the corresponding obligations or vice versa.
13.7
Further Assurance
Each Party shall co-operate with the other Party and execute and deliver to the other Party such other instruments and documents and take such other actions as may be reasonably requested from time to time in order to carry out, evidence and confirm its rights and the intended purpose of this
Agreement.
13.8
Counterparts
This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. A Party may enter into this Agreement by signing any such counterpart.
13.9
Announcements
13.9.1
Subject to clause 13.9.2, no announcement, communication or
circular concerning the transaction referred to in this Agreement shall be made or despatched at any time (whether before or after the implementation of this Agreement) by any Party without the prior written consent of the other Parties (such consent not to be unreasonably withheld or delayed).
13.9.2
Where the announcement, communication or circular is required by law or any regulation or rule of any stock exchange or other regulatory authority, it shall be made by the Party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable requirements (as to timing, contents and manner of making or despatch of the
announcement, communication or circular) of the other.
13.10
Confidentiality
13.10.1
Any communication between DRDGOLD and any of the other Parties which is marked confidential or which is of a commercially sensitive, proprietary or confidential nature will be kept strictly confidential by the Party receiving such communication.
13.10.2
Each Party shall take reasonable precautions to ensure that its officers and employees and the officers and employees of each of its subsidiaries comply with the provisions of this clause and that none of such individuals discloses any term of this Agreement, or discloses or uses any confidential information which it acquires in connection with this Agreement or in connection with the negotiations leading up to the same, unless the other Parties agree.
13.10.3
Nothing in this clause will prevent the disclosure of any information where the same has been disclosed or might reasonably be expected to be disclosed in any circular to shareholders or other public document or where required by law or any regulation or rule of any stock exchange or other regulatory authority, save that in the latter event, such disclosure shall be made by the party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable requirements (as to timing, contents and manner of making or despatch of such disclosure) of the other.
13.11
Remedies
No remedy conferred by this Agreement is intended, unless specifically otherwise stated, to be exclusive of any other remedy which is otherwise available at law, by statute or otherwise. Each remedy shall be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law, by statute or otherwise. The election of any one or more remedy by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other remedy.
13.12
Good Faith
Each of the Parties undertakes with the other to do all things reasonably within its power, which are necessary or desirable to give effect to the spirit and intent of this Agreement.
13.13
Governing Law and Jurisdiction
13.13.1
This Agreement shall be governed by and construed in accordance with the laws of the Republic of South Africa.
13.13.2
The Parties submit themselves to the non-exclusive jurisdiction of the
Witwatersrand Local Division of the High Court of the Republic of
South Africa.
14.
COSTS
14.1
DRDGOLD shall bear the stamp duty or uncertificated securities tax payable upon the issue of the Offer Shares.
14.2
DRDGOLD will bear the costs in connection with the preparation and execution of this Agreement and related documents, including the reasonable costs of BSCM’s legal and other professional advisers in reviewing the same.
14.3
Any costs incurred by any Party arising out of the breach by another Party of any other provisions of this Agreement, shall be borne by the Party found to be in breach as between attorney and own client.

SIGNED at Johannesburg on 5
th
April 2005.
For    DRDGOLD LIMITED
/s/ Ian Murray
who hereby warrants that he or she is duly
authorised to sign this Agreement.
Signatory: Ian Murray
Capacity: Director
Authority: Resolution
SIGNED at Johannesburg on 5
th
April 2005.
For    BAKER STEEL CAPITAL MANAGERS LLP
(acting both as principal and as duly appointed
agent for each of the Underwriters)
/s/ BAKER STEEL CAPITAL MANAGERS LLP
who hereby warrants that he or she is duly
authorised to sign this Agreement.
Signatory:
Capacity:
Authority:

SCHEDULE 1
LIST OF UNDERWRITERS
The following persons are the Underwriters and shall subscribe and pay for the number of
Offer Shares out below and shall be issued with the Offer Shares which are not subscribed for pursuant to the Claw-back Offer in the percentage proportions set out below.
Underwriter
Number of
Offer Shares
Percentage
Genus Natural Resources Master Fund
5 268 039
33.4%
Genus Dynamic Gold Fund
5 900 204
37.3%
CF Ruffer Baker Steel Gold Fund
3 476 905
22.0%
P&C Global Gold & Natural Resources Fund Limited
1 158 968
7.3%

SCHEDULE 2
WARRANTIES GIVEN BY DRDGOLD
(clause 8.1)
DRDGOLD gives the following warranties to the Underwriters. These warranties apply as at the Signature Date.
1.
all legal requirements regarding the Claw-back Offer to which DRDGOLD is subject will be complied with, including that:
a. the Offer Shares have been validly created; and
b. the directors of DRDGOLD are empowered to allot and issue the Offer Shares and that such allotment and issue will be free from any lien or other encumbrance.
2.
DRDGOLD has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights, and perform its obligations, under or otherwise pursuant to this Agreement.
3.
DRDGOLD’s obligations under or otherwise pursuant to this Agreement are binding on DRDGOLD.
4.
the entry into and performance by DRDGOLD of its obligations pursuant to this
Agreement do not and will not:
a. conflict in any material respect with any law or regulation or judicial or official order binding on DRDGOLD;
b. conflict with the constitutional documents of DRDGOLD; or
c. conflict in any material respect with any document which is binding on
DRDGOLD.

5.
DRDGOLD has all corporate authorities (including from its shareholders) required for it to perform its obligations hereunder.
6.
DRDGOLD is not insolvent or unable to pay its debts and no order has been made, petition presented or resolution passed by DRDGOLD for the winding up of
DRDGOLD nor has any receiver or manager been appointed over the whole or any part of DRDGOLD’s business or assets
7.
the audited consolidated balance sheet of DRDGOLD and its subsidiary undertakings
(the “DRDGOLD group”) as at 30 June 2004 and the audited consolidated profit and loss account of the DRDGOLD group for the financial year ended on such date
(including the notes thereto) give a true and fair view of the state of affairs of the
DRDGOLD group at such date and of their profits for the year ended on that date and were prepared in accordance with South African generally accepted accounting principles in South Africa consistently applied and comply with applicable legislation.
8.
the published interim results of the DRDGOLD group for the six month period ended on 31 December 2004 have been prepared in terms of South African GAAP with all due care and attention (having regard to the fact that the interim results are unaudited but have been reviewed by DRDGOLD’s auditors) and on accounting bases and assumptions consistent with those adopted in the preparation of the audited consolidated balance sheet of the DRDGOLD group as at 30 June 2004 and the audited consolidated profit and loss account of the DRDGOLD group for the financial year ended on that date.
9.
since 31 December 2004, the business of the DRDGOLD group has been carried on in the ordinary and usual course, no contracts or commitments of any unusual or onerous nature have been entered into and there has been no significant adverse change in the financial or trading position or, to the best of DRDGOLD’s knowledge, information and belief, prospects of the DRDGOLD group taken as a whole; save in all cases for what has been disclosed to BSCM in writing.
10.
all statements of fact contained in any document or announcement issued or made by or on behalf of DRDGOLD to its shareholders since 31 December 2004 remain true and accurate and not misleading and all forecasts and estimates and all statements of opinion, intention and expectation contained therein were made on reasonable ground after due and proper consideration.
11.
the business plan prepared by DRDGOLD and dated 3 March 2005, a copy of which has been disclosed to BSCM, has been prepared with all due care and attention and all statements of fact contained therein were when made and remain true and accurate and not misleading and all forecasts and estimates and all statements of opinion, intention and expectation contained therein were made on reasonable ground after due and proper consideration.

SCHEDULE 3
WARRANTIES GIVEN BY THE UNDERWRITERS AND BSCM
(clause
8.2)
Interpretation
Terms used in this Schedule 3 have the meaning given to them by Regulation S under the
US Securities Act of 1933, as amended (the “Securities Act”), or the state securities laws of any US State.
Warranties
Each of the Underwriters and, where applicable, BSCM, severally gives the warranties set out below regarding itself and its affairs as at the Signature Date to DRDGOLD:
1. BSCM warrants that, as at the Signature Date, it is duly authorised to enter into this
Agreement as agent for each of the Underwriters.
2. No Underwriter is a U.S. person and if DRDGOLD issues any of the Offer Shares to an Underwriter under this Agreement, that Underwriter will acquire those shares in an offshore transaction pursuant to Regulation S. If an Underwriter decides to offer, resell, pledge or otherwise transfer any of the Offer Shares, it will only do so in an offshore transaction in accordance with the provisions of Rule 903 of Regulation S.
3. No sale, pledge, resale or other transfer of any of the Offer Shares which may be delivered hereunder has been or will be made so as to transfer any of the Offer
Shares issued under this Agreement into the United States or to or for the account or benefit of a U.S. person.
4. No Underwriter, nor any of its affiliates nor any persons acting on behalf of it has engaged, or will engage in any directed selling efforts with respect to any of the Offer
Shares (it being acknowledged that this warranty does not apply with respect to actions of DRDGOLD or its affiliates). Each Underwriter and each of its affiliates and any person acting on their behalf have complied and will comply with the offering restriction requirements of Regulation S.

5.
Each Underwriter understands that any of the Offer Shares issued under this
Agreement:
a. have not been and will not be registered under the Securities Act;
b. may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person; and
c. may only be resold in accordance with Regulation S under the Securities Act.
6.
Each Underwriter represents and agrees that it will only offer and sell any of the Offer
Shares as part of its distribution in accordance with Rule 903 of Regulation S, under the Securities Act until after the end of the Distribution Compliance Period.
7.
No Underwriter shall, at or prior to confirmation of a sale of Shares issued under this
Agreement and pursuant to Regulation S, have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration in respect of any of the Offer Shares before the expiration of the Distribution Compliance Period a confirmation or notice to substantially the following effect:
“The Shares covered by this notice have not been registered under the United
States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold or transferred within the United States or to or for the account or benefit of
U.S. persons (i) as part of their distribution, at any time and (ii) otherwise, until after the expiration of 40 days from the later of completion of the distribution of any of the Offer Shares issued or issuable under this Agreement, as determined by the Underwriter concerned and certified to DRDGOLD Limited, except in either case in accordance with Rule 903 of Regulation S under the Securities Act. The
Shares covered by this notice may not be deposited in any unrestricted American
Depository Receipt Program relating to the Shares. You must not directly or indirectly engage in any short selling or hedging transaction with regard to the
Shares, except as permitted by the US federal securities laws, Nasdaq Rules,
JSE Requirements and the regulations thereunder. Terms used above have the meaning given to them by Regulation S.”

8.
Each Underwriter agrees that it will not directly or indirectly engage in any short selling or hedging transactions with regard to any of the Offer Shares except as permitted under the US federal securities laws, Nasdaq Rules, JSE Requirements and the regulations thereunder.
9.
Distribution Compliance Period
"Distribution Compliance Period" means a period that begins when any of the Offer
Shares are first issued by DRDGOLD under this Agreement and continues until after the expiration of 40 days from completion of the distribution DRDGOLD. Each
Underwriter will give DRDGOLD written notices of the beginning of the 40 day
Distribution Compliance Period at least 3 Business Days before the beginning of the
Distribution Compliance Period and a copy of the Underwriter certification of the date of completion of the distribution of the Shares within one business day of that completion.
10.
Delivery of Shares
Each Underwriter hereby acknowledges and agrees that it and any distributor of any of the Offer Shares will not take delivery, in whole or in part, until they provide
DRDGOLD with:
a. (i) a written certification that they are not a U.S. person and that the
Agreement has not being executed on behalf of a U.S. person; or (ii) a written opinion of counsel, reasonably acceptable to DRDGOLD, to the effect that the
Agreement and the Shares deliverable thereunder have been registered under the Securities Act (it being acknowledged that DRDGOLD has no obligation to register any of the Offer Shares) or are exempt from registration thereunder (it being acknowledged that any of the Offer Shares are not eligible for resale under Rule 144A under the Securities Act); and
b. a written certification that it is not executing the Agreement within the United
States and that any of the Offer Shares are not to be delivered within the
United States, except as otherwise permitted by Rule 903 of Regulation S,

unless any of the Offer Shares are registered under the Securities Act or an exemption from such registration is available (it being acknowledged that any of the Offer Shares are not eligible for resale under Rule 144A under the
Securities Act).
11.
If any of the Offer Shares may be delivered in one or more parts, the Underwriter concerned will provide DRDGOLD with the items specified in clause ?0 above prior to each delivery.
12.
Legend
a.
The shares issued to the Underwriters in terms of this Agreement will be issued in certificated form, any certificate representing any of the Offer
Shares, in whole or in part, shall bear the following legend:
“The securities evidenced hereby have not been registered under the United
States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except as set forth in the following sentence. By its acquisition hereof, the holder (1) represents that it is not a U.S. person and is acquiring these securities in an offshore transaction in compliance with Regulation S under the Securities Act, (2) agrees that it will not offer, sell, pledge or otherwise transfer these securities except (a) to DRDGOLD Limited ("DRDGOLD") or any subsidiary thereof, (b) outside of the United States to a non-U.S. person in an offshore transaction in accordance with Rule 903 or Rule 904 of
Regulation S, (c) pursuant to a registration statement which has been declared effective under the Securities Act (and the holder understands that
DRDGOLD has no obligation to cause such a registration statement to become effective) or (d) pursuant to an exemption from registration under the Securities Act (and the holder understands that these securities are not eligible for resale pursuant to Rule 144A under the Securities Act), in each case in accordance with any applicable securities laws of any state of the
United States, (3) agrees that these securities may not be deposited in any unrestricted American Depositary Receipt Program relating to these securities (a) as part of the distribution of these securities, at any time (b)
otherwise, until after the expiration of 40 days from the completion of the distribution of the Shares issued or issuable under the Agreement between
DRDGOLD and Baker Steel Capital Managers LLP on behalf of certain of its associated funds (“the Underwriter”), as determined by the Underwriter and certified to DRDGOLD, and, in the case of (c), in accordance with applicable
United States federal and state securities laws, (4) agrees that it will deliver to each person to whom this security or an interest therein is transferred a notice substantially to the effect of this legend, and (5) agrees that it will not directly or indirectly, engage in any short selling or hedging transaction with regard to this security or any American Depositary Receipt relating to this security except as permitted by the US federal securities laws, Nasdaq
Rules, JSE Requirements and the regulations thereunder. As used herein, the terms “offshore transaction”, “United States” and “U.S. person” have the meanings given to them by Regulation S under the Securities Act.”
b.
In addition to the legend set forth in Section ?0 above, any certificate representing the rights and obligations under this Agreement, in whole or in part, shall also bear the following legend:
“The securities to be issued upon the execution of this Agreement have not been registered under the Securities Act and the rights and obligations under this Agreement may not be exercised in the United States or by or on behalf of any U.S. person unless registered under the Securities Act or unless an exemption from such registration is available.”
13.
Each Underwriter understands that the shares issued under this Agreement will be issued to them in reliance on specific exemptions from the registration requirements of United States federal and state securities laws, that any of the Offer Shares have not been registered with any state or federal securities commissions and that
DRDGOLD is relying upon the truth and accuracy of the representations, warranties, acknowledgments and agreements set forth herein in order to determine the applicability of such exemptions.

14.
Each Underwriter acknowledges for itself and each of its affiliates and any person acting on behalf of any of them that, in connection with this Agreement, any of the
Offer Shares or the American Depositary Receipts evidenced by such Shares, they have not and will not, directly or indirectly, engage in any transaction or series of transactions that, although in technical compliance with Regulation S (a) is part of a plan or scheme to evade the registration provisions of the Securities Act, or (b) would require registration of any of the Offer Shares under the Securities Act.
15.
In respect of transfers and subsequent purchasers, DRDGOLD and each Underwriter agree that neither party may transfer the rights and obligations conferred by this
Agreement, in whole or in part, without the prior written consent of the non-
transferring party and that any transfer of the rights and obligations conferred by this
Agreement, in whole or in part, will be made in accordance with Regulation S. Each
Underwriter agrees that, in addition to the restrictions on resale contained herein and before the expiration of the Distribution Compliance Period, it may not transfer any portion of any of the Offer Shares to any party unless such party enters into an agreement with DRDGOLD containing representations, warranties and restrictions on resale substantially similar to those contained herein.